02057586

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For September 10, 2002

PE

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ____________________
(Signature)

Date: September 10, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

September 10, 2002 **NEWS RELEASE 02-19** MAE - TSX
MNG-AMEX

Miramar Mining Updates Mine Plan for Doris North, Hope Bay Project

- Change in Mining Approach allows 19% Increase in Grade and 18% increase in Ounces -

VANCOUVER -- Miramar Mining Corporation today announced an updated mine plan for the Doris North development area at its 100% owned Hope Bay Project in Nunavut. Changes in the approach to mining the deposit have resulted from the detailed infill drilling completed in 2002. The results from this drilling have allowed an increase in the ounces in the updated mine plan to 323,900 ounces of gold versus the resources contained in the mine plan outlined in the Preliminary Assessment announced February 8, 2002. This increase is attributable to areas added through exploration or the inclusion of areas previously excluded from the mine plan.

Doris North - Update to Resources Contained in a Mine Plan

	January 2002	September 2002	Difference	Difference (%)
Tonnes	462,600	458,200	-4,400	-1%
Grade (g/t)	18.5	22.0	+3.5	+19%
Contained Gold (oz)	275,300	323,900	48,600	+18%

The February 2002 Preliminary Assessment projected mining of 275,300 ounces of gold over a 2.1 year period (the "Study Resources"). Following completion of an infill-drilling program in 2002, geologic resources were updated as of August 2002 and a new mine plan completed indicating that an additional 48,600 ounces of gold could be incorporated into the mine plan. These estimates are directly comparable to the Study Resources announced in the Preliminary Assessment in that, among other things, cut-off grades have been applied, they incorporate capping of high-grade values, include mining dilution, adjustments for mining recovery factors, and they utilize minimum mining widths.

"The update to the Study Resources confirms the robustness of the Doris North area," said Tony Walsh, Miramar's President & CEO. "With the revised mine plan complete, Miramar is working on a feasibility study for the production of these resources within a two year period. We plan to complete the feasibility study by the end of 2002."

These estimates exclude approximately 9,000 tonnes grading 17.7 g/t gold within the existing stockpile at the Boston deposit to be processed through the plant proposed for the Doris deposit and which were incorporated in to the Preliminary Assessment.

Resource Estimates

As announced on May 23, 2002, infill drilling suggested that the mineralization at Doris North is narrower but higher grade than previously interpreted from wider spaced drilling, resulting in fewer tons at higher grade. These changes were more than offset by the delineation of more extensive high-grade mineralization than anticipated in the northern 200m of the deposit. Overall, the resource estimate for the Doris Hinge area was similar in the number of contained ounces to the February 2002 estimate but exploration additions in the north and changes in the approach to mining allowed additional resources to be incorporated into a mine plan.

The Preliminary Assessment assumed extraction of mineralization would be by large-scale room and pillar mining. The more tightly constrained resource estimate now suggests the mineralization is best extracted by a combination of long-hole stoping, benching and cut-and-fill methods utilizing smaller mining equipment, which would permit more selective mining, higher grades to be maintained and fewer tons to be moved. In addition, the smaller equipment would allow for the extraction of narrower sections of the Central Vein and Lakeshore veins on the limbs of the Doris Hinge, which have now been incorporated into the mine plan. The more selective mining methods proposed are expected to result in higher per ton mining costs, which could be partially offset on a cost per ounce basis by the higher grade and increased number of ounces.

Resource Categories

Approximately 75% of the January 2002 Study Resources were in the indicated category and the balance in the inferred resource category. In the September 2002 estimate 100% has been designated as an indicated mineral resource based on the drill hole density, an extensive QA/QC program ensuring high quality data, the presence of distinct geologic boundary to the mineralization and good comparison between different resource estimation methods.

Resource Parameters

The current update to the Study Resources is based on ordinary kriging, using 302 drill holes totalling 43,760m of drilling. The estimate utilized a minimum 2.5m mining width, 15-20% external dilution (depending on the area), mining recovery of 95% and a specific gravity of 2.7 tonnes per cubic metre for mineralization and 2.9 tonnes per cubic metre for the surrounding basalts. Assays were capped at 100 g/t south of section 15300N, and at 300 g/t north of there, based on the advice of an independent geostatistics consultant.

Qualified Persons

Miramar's Hope Bay Project technical staff completed the geologic modelling and geologic resource estimates, which were reviewed by Michael Michaud, P.Geo. of SRK Consulting, who is an appropriately qualified person under National Instrument 43-101. From these resources, a mine plan and an update to Study Resources estimate was prepared by technical personnel from Miramar's Con Mine in Yellowknife in conjunction with independent consultant Lyle Morgenthaler P.Eng., who is an appropriately qualified person under National Instrument 43-101. All resource estimates were prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101.

Feasibility Study Underway

This update to the Study Resources will be used as the basis for the feasibility study now in preparation for the development of the Doris North area, and any reserves that will be determined in the feasibility study could differ from the update to the Study Resources, as mining plans are refined and finalized. International engineering consultant, Bateman Minerals Pty. of South Africa has been appointed as lead consultant in preparation of the feasibility study for the development of the Doris North deposit. Bateman will be supported by SRK Consulting, who will be responsible for auditing the resource estimates and min plan and for engineering of the site infrastructure, and Nuna Logistics, who will provide advice in respect of the logistics and surface infrastructure aspects of the project. The feasibility study is scheduled for completion by the end of 2002.

Summer Drilling

A total of 1,182m of drilling in 16 holes was completed in the **Doris Hinge** area to complement the infill drilling completed earlier in 2002, with the objective of confirming the continuity of the high grade Central Vein at depth, and of the northern end of the Hinge. While these intercepts are not included in the abovementioned resource estimate, the results substantially confirmed mineralization previously outlined in both areas and no material changes are anticipated. A table of the results of this drilling are provided at the end of the release.

Two drill holes were also completed in an attempt to locate a suspected fault offset to the postulated **north extension** of the Doris Hinge Zone. However, results suggest the fault offset is greater than anticipated and additional drilling has been deferred pending a better solution to the fault displacement. One drill hole also targeted the extension of the Doris mineralization below a diabase dyke that cuts across the mineralization at depth. This hole intersected alteration and shearing but no significant gold values.

Five holes were also drilled in the **South Doris** area, approximately 5km south of the Doris deposit, where crosscutting structures were projected to intersect the main Doris trend in a covered area. Drilling was successful in intersecting altered volcanics with significant quartz veining and minor sulphides over widths of up to 13m. Although no significant gold assays were returned from this drilling, the wide zones of alteration and intense veining suggest that an important hydrothermal system may occur on what may be the extension of the same structures that hosts the Doris Hinge and Central deposits five km to the north. Additional drilling may be considered for this area.

Hope Bay Project

As announced on January 15, 2002, the Hope Bay project has measured and indicated resources of 3.36 million tonnes grading 15.4 g/t gold for a contained 1.66 million ounces, plus an additional inferred 6.7 million tonnes grading 12.3 g/t gold, for an additional contained 2.65 million ounces of gold. These estimates have not been updated to incorporate the results of the 2002 work at Hope Bay, including the estimates contained in this news release. A positive Preliminary Assessment, the results of which were announced on February 8, 2002, established attractive base case economics (at a US$280/oz gold price) for a small portion of the total resource. In the Preliminary Assessment, SRK Consulting estimated that the Doris North area would be able to support production of 270,000 ounces of gold over a 2.1-year period at a cash cost of US$114 per ounce, and an 85% rate of return at a US$280 gold price. A feasibility study is planned for completion by the end of 2002. Provided that the feasibility study is positive, and permits and financing are obtained in a timely manner, major equipment would be shipped to site in the summer of 2004 and production is targeted to commence by the end of 2004.

Quality Assurance/Quality Control

The information related to gold exploration is reported under an extensive quality control program supervised by Dean McDonald, P.Geo. Ph.D., Exploration Manager with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101.

For further information on this news release or other Miramar news, please see our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to planned gold exploration work at the Hope Bay project and the possible results of this work, the possible development of Doris North, and estimates of possible timing, production and cash costs are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Information inferred from the interpretation of drilling results and information concerning mineral resources may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation fluctuation in gold prices; the possibility that no significant additional gold mineralization will be identified by Miramar's Hope Bay exploration program; possible changes in planned work resulting from interim results, weather, logistical, technical or other factors or unforeseen developments; the possibility that the results of work will not fulfill expectations or not realize perceived potential; uncertainties involved in the interpretation of drilling results and other tests; accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of delay, cost overruns or unanticipated expenses in the work program; the possibility that adequate financing or necessary permits for development of Doris North or other projects may not be available on a timely basis or at all; and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission, Miramar's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Miramar Mining Corporation

Hope Bay Project – Summer 2002 Doris North Infill Drill Results

Hole ID	Section #	Area	North	Vein	From (m)	To (m)	Length (m)	True Width (m)	Gold (g/t)	Capped Gold (g/t)
Doris Hinge Infill*		** capped at 200 g/t*								
02TDD-548	15638DP	Hinge	15630.5	*No significant intercept*						
02TDD-549	15663DP	Hinge	15650	*No significant intercept*						
02TDD-550	15675DP	Hinge	15668	Hinge	58.1	61.1	3.1	2.4	44.4	40.4
02TDD-551	15688DP	Hinge	15670	Hinge	52.4	58.3	6.0	6.0	59.7	41.1
02TDD-552	15725DP	Hinge	15707	Hinge	59.2	64.2	5.0	5.0	5.6	
02TDD-553	15738DP	Hinge	15719.5	Central	56.5	58.8	2.3	1.8	21.9	
And		Hinge		Lakeshore	73.0	75.8	2.8	1.8	25.9	
02TDD-554	15750DP	Hinge	15731	Central	61.0	63.7	2.7	2.0	8.5	
And		Hinge		Lakeshore	72.3	75.3	3.0	2.3	67.0	
02TDD-555	15800DP	Hinge	15774	Hinge	59.9	63.1	3.2	3.0	70.2	
02TDD-556	15463N	Hinge	15463	Hinge	50.9	55.8	4.9	4.9	11.2	
02TDD-557	15438N	Hinge	15437.5	Hinge	46.5	53.3	6.8	5.0	33.0	
02TDD-558	15438N	Hinge	15437.5	Hinge	56.1	59.1	3.0	2.7	16.7	
02TDD-559	15463N	Hinge	15463	Central	86.3	86.8	0.5	0.3	3.3	
02TDD-560	15475N	Hinge	15475	Central	73.4	75.6	2.2	1.8	29.7	
02TDD-561	15263P	Hinge	15263.5	Hinge	17.2	30.8	13.6	13.6	2.5	
02TDD-562	15500N	Hinge	15500	Central	79.9	80.6	0.6	0.5	105.2	
02TDD-563	15538N	Hinge	15538	Central	75.6	76.0	0.4	0.3	20.2	
Doris Extensions										
02TDD-564	15809N	Fault	15809	Hinge	67.8	69.1	1.4	1.4	112.4	
02TDD-565	15838DP	Fault offset	15818.5	*No significant intercept*						
02TDD-566	15750DP	Under Diabase	15620	*No significant intercept*						
Doris Condemnation										
02CON-02			7558778	*No significant intercept*						
02CON-03			7558960.5	*No significant intercept*						
South Doris Lake										
02TDD-568			7552540	*No significant intercept*						
02TDD-569			7552540	*No significant intercept*						
02TDD-570			7552615	*No significant intercept*						
02TDD-571			7552405	*No significant intercept*						
02TDD-572			7552405	*No significant intercept*						



4800
4900
5000
5100
5200
15800
15700
15600
15500
15400
15300
15200
N
S
E
W
Valley Fault
Glacier Fault
02TDD-565
02TDD-564
02TDD-555
02TDD-554
02TDD-553
02TDD-552
02TDD-550
02TDD-551
02TDD-549
02TDD-548
02TDD-566
02TDD-563
02TDD-562
02TDD-560
02TDD-559
02TDD-556
02TDD-558
02TDD-557
02TDD-561
50 0 50 100 Meters
Doris Lake
Legend
Summer 2002 Hole
Previously Released Hole
Miramar Hope Bay Ltd.
Doris North Hinge Zone
Summer Drilling Program


W
15688 DP
15700N
5050E
5100E
15650N
E
50m
50m
02TDD545
02TDD551
Surface
02TDD529
0m
0m
95TDD040
HINGE
ZONE
TDD221
41.1/6.0
54.8/1.3
31.4/3.0
TDD255
-50m
-50m
11.7/1.1
4.1/0.5
DIABASE
-100m
19.9/4.0
Au* g/t
True Thick (m)
* cut to 200 g/t Au
Miramar
Mining
Miramar Hope Bay Ltd
Doris Hinge Deposit
Section 15688DP
Looking Northeast

Doris North Hinge Zone
Looking North West


Main Haul
Vent Raise
STOPES
Vent
Raise
240
315
380
450
530
650
730
HINGE
HINGE
CV
LV
383 LV
470 LV
530 LV
N

Miramar Mining

Miramar Hope Bay Ltd.

Doris North Hinge Deposit

3D Projection of Mineralization and

Primary Development Requirements

Doris North Hinge Zone
Looking South East



STOPES
730
HINGE
650
530
450
HINGE
380
315
240
CV
Vent Raise
Spiral Down
Spiral Up
2991 el
2975 el
2965 el
Spiral Down
Main Haul
Vent Raise
CV
N

Miramar Mining

Miramar Hope Bay Ltd.

Doris North Hinge Deposit
3D Projection of Mineralization and
Primary Development Requirements

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

September 10, 2002 **NEWS RELEASE 02-19** MAE - TSX
MNG-AMEX

Miramar Mining Updates Mine Plan for Doris North, Hope Bay Project

- Change in Mining Approach allows 19% Increase in Grade and 18% increase in Ounces -

VANCOUVER -- Miramar Mining Corporation today announced an updated mine plan for the Doris North development area at its 100% owned Hope Bay Project in Nunavut. Changes in the approach to mining the deposit have resulted from the detailed infill drilling completed in 2002. The results from this drilling have allowed an increase in the ounces in the updated mine plan to 323,900 ounces of gold versus the resources contained in the mine plan outlined in the Preliminary Assessment announced February 8, 2002. This increase is attributable to areas added through exploration or the inclusion of areas previously excluded from the mine plan.

Doris North - Update to Resources Contained in a Mine Plan

	January 2002	September 2002	Difference	Difference (%)
Tonnes	462,600	458,200	-4,400	-1%
Grade (g/t)	18.5	22.0	+3.5	+19%
Contained Gold (oz)	275,300	323,900	48,600	+18%

The February 2002 Preliminary Assessment projected mining of 275,300 ounces of gold over a 2.1 year period (the "Study Resources"). Following completion of an infill-drilling program in 2002, geologic resources were updated as of August 2002 and a new mine plan completed indicating that an additional 48,600 ounces of gold could be incorporated into the mine plan. These estimates are directly comparable to the Study Resources announced in the Preliminary Assessment in that, among other things, cut-off grades have been applied, they incorporate capping of high-grade values, include mining dilution, adjustments for mining recovery factors, and they utilize minimum mining widths.

"The update to the Study Resources confirms the robustness of the Doris North area," said Tony Walsh, Miramar's President & CEO. "With the revised mine plan complete, Miramar is working on a feasibility study for the production of these resources within a two year period. We plan to complete the feasibility study by the end of 2002."

These estimates exclude approximately 9,000 tonnes grading 17.7 g/t gold within the existing stockpile at the Boston deposit to be processed through the plant proposed for the Doris deposit and which were incorporated in to the Preliminary Assessment.

Resource Estimates

As announced on May 23, 2002, infill drilling suggested that the mineralization at Doris North is narrower but higher grade than previously interpreted from wider spaced drilling, resulting in fewer tons at higher grade. These changes were more than offset by the delineation of more extensive high-grade mineralization than anticipated in the northern 200m of the deposit. Overall, the resource estimate for the Doris Hinge area was similar in the number of contained ounces to the February 2002 estimate but exploration additions in the north and changes in the approach to mining allowed additional resources to be incorporated into a mine plan.

The Preliminary Assessment assumed extraction of mineralization would be by large-scale room and pillar mining. The more tightly constrained resource estimate now suggests the mineralization is best extracted by a combination of long-hole stoping, benching and cut-and-fill methods utilizing smaller mining equipment, which would permit more selective mining, higher grades to be maintained and fewer tons to be moved. In addition, the smaller equipment would allow for the extraction of narrower sections of the Central Vein and Lakeshore veins on the limbs of the Doris Hinge, which have now been incorporated into the mine plan. The more selective mining methods proposed are expected to result in higher per ton mining costs, which could be partially offset on a cost per ounce basis by the higher grade and increased number of ounces.

Resource Categories

Approximately 75% of the January 2002 Study Resources were in the indicated category and the balance in the inferred resource category. In the September 2002 estimate 100% has been designated as an indicated mineral resource based on the drill hole density, an extensive QA/QC program ensuring high quality data, the presence of distinct geologic boundary to the mineralization and good comparison between different resource estimation methods.

Resource Parameters

The current update to the Study Resources is based on ordinary kriging, using 302 drill holes totalling 43,760m of drilling. The estimate utilized a minimum 2.5m mining width, 15-20% external dilution (depending on the area), mining recovery of 95% and a specific gravity of 2.7 tonnes per cubic metre for mineralization and 2.9 tonnes per cubic metre for the surrounding basalts. Assays were capped at 100 g/t south of section 15300N, and at 300 g/t north of there, based on the advice of an independent geostatistics consultant.

Qualified Persons

Miramar's Hope Bay Project technical staff completed the geologic modelling and geologic resource estimates, which were reviewed by Michael Michaud, P.Geo. of SRK Consulting, who is an appropriately qualified person under National Instrument 43-101. From these resources, a mine plan and an update to Study Resources estimate was prepared by technical personnel from Miramar's Con Mine in Yellowknife in conjunction with independent consultant Lyle Morgenthaler P.Eng., who is an appropriately qualified person under National Instrument 43-101. All resource estimates were prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101.

Feasibility Study Underway

This update to the Study Resources will be used as the basis for the feasibility study now in preparation for the development of the Doris North area, and any reserves that will be determined in the feasibility study could differ from the update to the Study Resources, as mining plans are refined and finalized. International engineering consultant, Bateman Minerals Pty. of South Africa has been appointed as lead consultant in preparation of the feasibility study for the development of the Doris North deposit. Bateman will be supported by SRK Consulting, who will be responsible for auditing the resource estimates and min plan and for engineering of the site infrastructure, and Nuna Logistics, who will provide advice in respect of the logistics and surface infrastructure aspects of the project. The feasibility study is scheduled for completion by the end of 2002.

Summer Drilling

A total of 1,182m of drilling in 16 holes was completed in the **Doris Hinge** area to complement the infill drilling completed earlier in 2002, with the objective of confirming the continuity of the high grade Central Vein at depth, and of the northern end of the Hinge. While these intercepts are not included in the abovementioned resource estimate, the results substantially confirmed mineralization previously outlined in both areas and no material changes are anticipated. A table of the results of this drilling are provided at the end of the release.

Two drill holes were also completed in an attempt to locate a suspected fault offset to the postulated **north extension** of the Doris Hinge Zone. However, results suggest the fault offset is greater than anticipated and additional drilling has been deferred pending a better solution to the fault displacement. One drill hole also targeted the extension of the Doris mineralization below a diabase dyke that cuts across the mineralization at depth. This hole intersected alteration and shearing but no significant gold values.

Five holes were also drilled in the **South Doris** area, approximately 5km south of the Doris deposit, where crosscutting structures were projected to intersect the main Doris trend in a covered area. Drilling was successful in intersecting altered volcanics with significant quartz veining and minor sulphides over widths of up to 13m. Although no significant gold assays were returned from this drilling, the wide zones of alteration and intense veining suggest that an important hydrothermal system may occur on what may be the extension of the same structures that hosts the Doris Hinge and Central deposits five km to the north. Additional drilling may be considered for this area.

Hope Bay Project

As announced on January 15, 2002, the Hope Bay project has measured and indicated resources of 3.36 million tonnes grading 15.4 g/t gold for a contained 1.66 million ounces, plus an additional inferred 6.7 million tonnes grading 12.3 g/t gold, for an additional contained 2.65 million ounces of gold. These estimates have not been updated to incorporate the results of the 2002 work at Hope Bay, including the estimates contained in this news release. A positive Preliminary Assessment, the results of which were announced on February 8, 2002, established attractive base case economics (at a US$280/oz gold price) for a small portion of the total resource. In the Preliminary Assessment, SRK Consulting estimated that the Doris North area would be able to support production of 270,000 ounces of gold over a 2.1-year period at a cash cost of US$114 per ounce, and an 85% rate of return at a US$280 gold price. A feasibility study is planned for completion by the end of 2002. Provided that the feasibility study is positive, and permits and financing are obtained in a timely manner, major equipment would be shipped to site in the summer of 2004 and production is targeted to commence by the end of 2004.

Quality Assurance/Quality Control

The information related to gold exploration is reported under an extensive quality control program supervised by Dean McDonald, P.Geo. Ph.D., Exploration Manager with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101.

For further information on this news release or other Miramar news, please see our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to planned gold exploration work at the Hope Bay project and the possible results of this work, the possible development of Doris North, and estimates of possible timing, production and cash costs are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Information inferred from the interpretation of drilling results and information concerning mineral resources may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation fluctuation in gold prices; the possibility that no significant additional gold mineralization will be identified by Miramar's Hope Bay exploration program; possible changes in planned work resulting from interim results, weather, logistical, technical or other factors or unforeseen developments; the possibility that the results of work will not fulfill expectations or not realize perceived potential; uncertainties involved in the interpretation of drilling results and other tests; accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of delay, cost overruns or unanticipated expenses in the work program; the possibility that adequate financing or necessary permits for development of Doris North or other projects may not be available on a timely basis or at all; and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission, Miramar's Annual Information Form ("AIF") filed with the Ontario Securities Commission, the Quebec Securities Commission, and other regulatory authorities.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Miramar Mining Corporation

Hope Bay Project – Summer 2002 Doris North Infill Drill Results

Hole ID	Section #	Area	North	Vein	From (m)	To (m)	Length (m)	True Width (m)	Gold (g/t)	Capped Gold (g/t)
Doris Hinge Infill*		** capped at 200 g/t*								
02TDD-548	15638DP	Hinge	15630.5	*No significant intercept*						
02TDD-549	15663DP	Hinge	15650	*No significant intercept*						
02TDD-550	15675DP	Hinge	15668	Hinge	58.1	61.1	3.1	2.4	44.4	40.4
02TDD-551	15688DP	Hinge	15670	Hinge	52.4	58.3	6.0	6.0	59.7	41.1
02TDD-552	15725DP	Hinge	15707	Hinge	59.2	64.2	5.0	5.0	5.6	
02TDD-553	15738DP	Hinge	15719.5	Central	56.5	58.8	2.3	1.8	21.9	
And		Hinge		Lakeshore	73.0	75.8	2.8	1.8	25.9	
02TDD-554	15750DP	Hinge	15731	Central	61.0	63.7	2.7	2.0	8.5	
And		Hinge		Lakeshore	72.3	75.3	3.0	2.3	67.0	
02TDD-555	15800DP	Hinge	15774	Hinge	59.9	63.1	3.2	3.0	70.2	
02TDD-556	15463N	Hinge	15463	Hinge	50.9	55.8	4.9	4.9	11.2	
02TDD-557	15438N	Hinge	15437.5	Hinge	46.5	53.3	6.8	5.0	33.0	
02TDD-558	15438N	Hinge	15437.5	Hinge	56.1	59.1	3.0	2.7	16.7	
02TDD-559	15463N	Hinge	15463	Central	86.3	86.8	0.5	0.3	3.3	
02TDD-560	15475N	Hinge	15475	Central	73.4	75.6	2.2	1.8	29.7	
02TDD-561	15263P	Hinge	15263.5	Hinge	17.2	30.8	13.6	13.6	2.5	
02TDD-562	15500N	Hinge	15500	Central	79.9	80.6	0.6	0.5	105.2	
02TDD-563	15538N	Hinge	15538	Central	75.6	76.0	0.4	0.3	20.2	
Doris Extensions										
02TDD-564	15809N	Fault	15809	Hinge	67.8	69.1	1.4	1.4	112.4	
02TDD-565	15838DP	Fault offset	15818.5	*No significant intercept*						
02TDD-566	15750DP	Under Diabase	15620	*No significant intercept*						
Doris Condemnation										
02CON-02			7558778	*No significant intercept*						
02CON-03			7558960.5	*No significant intercept*						
South Doris Lake										
02TDD-568			7552540	*No significant intercept*						
02TDD-569			7552540	*No significant intercept*						
02TDD-570			7552615	*No significant intercept*						
02TDD-571			7552405	*No significant intercept*						
02TDD-572			7552405	*No significant intercept*						



Miramar Hope Bay Ltd.
Doris North Hinge Zone
Summer Drilling Program
Legend
Summer 2002 Hole
Previously Released Hole
Valley Fault
Glacier Fault
Doris Lake
50 0 50 100 Meters
02TDD-565
02TDD-564
02TDD-555
02TDD-554
02TDD-553
02TDD-552
02TDD-550
02TDD-551
02TDD-549
02TDD-548
02TDD-566
02TDD-563
02TDD-562
02TDD-560
02TDD-556
02TDD-559
02TDD-558
02TDD-557
02TDD-561


W
15688 DP
15700N
5050E
5100E
15650N
E
50m
50m
02TDD545
02TDD551
Surface
02TDD529
0m
0m
95TDD040
HINGE
ZONE
TDD221
41.1/6.0
54.8/1.3
31.4/3.0
TDD255
-50m
-50m
11.7/1.1
4.1/0.5
DIABASE
-100m
19.9/4.0
Au* g/t
True Thick (m)
* cut to 200 g/t Au
Miramar
Mining
Miramar Hope Bay Ltd
Doris Hinge Deposit
Section 15688DP
Looking Northeast



Doris North Hinge Zone
Looking North West
Main Haul
Vent Raise
STOPES
Vent
Raise
240
315
380
450
530
650
730
HINGE
HINGE
CV
LV
383 LV
470 LV
530 LV
N

Miramar Mining

Miramar Hope Bay Ltd.

Doris North Hinge Deposit
3D Projection of Mineralization and
Primary Development Requirements

Doris North Hinge Zone
Looking South East



EAST (X)
STOPES
730
HINGE
650
530
450
HINGE
380
315
240
CV
CV
Vent Raise
Vent Raise
Spiral Down
Spiral Up
2991 el
2975 el
2965 el
Spiral Down
Main Haul
N

Miramar Hope Bay Ltd.

Doris North Hinge Deposit
3D Projection of Mineralization and
Primary Development Requirements